Exhibit 99.1

For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER 2011 RESULTS

- Second Quarter 2011 Revenues Increase 6.3% to $44.8 Million -

- First Half 2011 Revenues Increase 14% to $84.7 Million -

- Second Quarter 2011 Non-GAAP Net Income $4.1 Million -

YOQNEAM, Israel, August 3, 2011 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2011.

Worldwide revenues were $44.8 million in the second quarter of 2011, a 6.3 percent increase from $42.1 million in the second quarter of 2010.  Gross margin on a non-GAAP basis in the second quarter of 2011 was 76.0 percent, compared to 77.3 percent in the second quarter of 2010 due to certain one-time charges.  The Company anticipates that gross margin for the remainder of the year will be higher and in line with company projections.

Non-GAAP operating profit was $4.8 million, compared to $7.2 million in the second quarter of 2010.  On a non-GAAP basis, net income for the second quarter of 2011 was $4.1 million, or $0.13 per share on a fully diluted basis, compared to $6.3 million, or $0.20 per share on a fully diluted basis in the second quarter of 2010.  On a GAAP basis, net income for the second quarter of 2011 was $1.9 million, or $0.06 per share, compared to $2.2 million, or $0.07 per share, in the same quarter of last year.  A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on June 30, 2011 totaled $91.5 million. Net cash provided by operating activities in the second quarter was $5.1 million.

“We are pleased with another quarter of solid financial results, including the 4.0% increase in second quarter revenues in the Americas region.  We are also encouraged by revenue growth of 14% in the EMEA region in the first six months of 2011, and confident that we will achieve our full year revenue goal for the region. Therefore, our 2011 guidance remains unchanged, despite the challenges of the global economy,” said Homi Shamir, President and CEO of Given Imaging.  “On the development front, enrollment in the large multi-center PillCam COLON 2 pivotal trial which began in early June is proceeding on schedule and the majority of centers are actively enrolling patients.”

Second Quarter 2011 Revenue Analysis

Revenues in the Americas region increased by 4.0 percent to $26.9 million in the second quarter of 2011 from $25.9 million in the same period last year.  Revenues in the EMEA region were $11.8 million compared to $11.6 million in the same period last year.  APAC revenues increased by 30 percent to $6.0 million, compared to $4.6 million in the same period in 2010.

Worldwide PillCam SB sales amounted to 58,700 capsules in the second quarter of 2011, compared to 59,900 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 36,250 capsules, compared to 37,200 capsules in the second quarter of last year.  PillCam SB sales in the EMEA region were 15,150 capsules, compared to 16,500 capsules in the second quarter of 2010 and PillCam SB sales in the APAC region were 7,300 capsules, compared to 6,100 capsules in the same period in 2010.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2011, revenues increased by 14 percent to $84.7 million and include sales of $11.7 million from Sierra Scientific Instruments (Sierra), which the company acquired on April 1, 2010.  First half 2010 revenue included $5.7 million sales from Sierra.  Sales in the Americas region in the first half of 2011 were 51.0 million, including revenues of $7.3 million from sales of Sierra products, compared to $46.5 million in the same period in 2010.  Revenues in Americas in the same period of 2010 included sales of $3.6 million from Sierra.  Sales in the EMEA region were $23.0 million, including $3.1 million from Sierra compared to $20.1 million, including $1.6 million from Sierra in the same period in 2010.  Sales in the APAC region were $10.7 million, including $1.3 million from Sierra, compared to $7.7 million, including $0.6 million from Sierra last year.

On a non-GAAP basis, gross profit margin for the six month period was 76.7 percent compared to 77.2 percent in 2010.  On a GAAP basis, gross profit margin in the first six months of 2011 was 76.1 percent, compared to 75.2 percent in first half of 2010. On a non-GAAP basis, net income for the first six months of 2011 was $7.1 million or $0.23 per share compared to $10.6 million, or $0.35 per share on a fully diluted GAAP basis.  GAAP net income for the first six months of 2011 was $2.6 million or $0.08 per share compared to $4.3 million, or $0.14 per share in the same quarter of last year.

Recent Developments

PillCam COLON 2 Trial Initiation
•
In June, the company announced the initiation of an 800 patient multi-center pivotal trial for PillCam COLON 2.  The trial will support the planned 510(k) submission to the U.S. Food and Drug Administration (FDA).

Digestive Disease Week 2011
•
In May, more than 150 podium and poster sessions featuring Given Imaging products were presented at Digestive Disease Week (DDW).  Included in these presentations were data from the largest European multicenter study of PillCam COLON 2 which concluded that PillCam COLON is an appropriate tool for visualizing the colon.

PillCam ESO 3 FDA Clearance
•
In May, the company announced that it received clearance from the FDA for PillCam ESO 3.  The clearance included a new version of RAPID(R) software, and the new DataRecorder 3.  PillCam ESO 3 incorporates new features developed for the PillCam COLON 2 video capsule currently available in Europe.

2011 Guidance

The Company continues to expect that 2011 revenues will be between $165 million and $173 million. The Company continues to expect that 2011 GAAP earnings per share will be between $0.35 - $0.40 and Non-GAAP earnings per share will be between $0.65 – $0.70.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00 am ET on Thursday, August 4, 2011. To participate in this teleconference, please dial 800-992-7415 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-0946. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until August 18, 2011, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 4149553.

Hebrew Call
A separate conference call in Hebrew will take place on August 4, 2011 at 2:00 pm Israel time, 7:00 am ET. To access this call, please dial +972 3 9180610 ten minutes before the conference is scheduled to begin. A replay of the call will be available from August 7 until August 8, 2011 by dialing +972 3 925590.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and to supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Use of Non-GAAP Measures
This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events related to our products or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended June 30, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Three month period
ended June 30, 2011
Compensation expenses	$-	$160	$499	$1,306	$-	$-	$1,965
Sierra PPA	237	-	81	-	-	(128)	190
Total	$237	$160	$580	$1,306	$-	$(128)	$2,155

Three month period
ended June 30, 2010
Compensation expenses	$-	$73	$299	$2,420	$-	$-	$2,792
Sierra PPA	1,509	111	82	250	-	(679)	1,273
Total	$1,509	$184	$381	$2,670	$-	$(679)	$4,065

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Six Months Ended June 30, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Six month period
ended June 30, 2011
Compensation expenses	$-	$342	$1,060	$2,700	$-	$-	$4,102
Sierra PPA	474	-	162	-	-	(255)	381
Total	$474	$342	$1,222	$2,700	$0	$(255)	$4,483

Six month period
ended June 30, 2010
Compensation expenses	$-	$156	$626	$3,623	$-	$-	$4,405
Tax (benefit)	1,509	111	82	930	-	(679)	1,953
Total	$1,509	$267	$708	$4,553	$0	$(679)	$6,358

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Three months ended June 30, 2010 and 2011
Condensed, in thousands except share and per share data

		Q2 2011			Q2 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$44,773	-	$44,773	$42,134	-	$42,134
Cost of revenues	(10,985)	237	(10,748)	(11,062)	1,509	(9,553)

Gross profit	33,788	237	34,025	31,072		32,581
Gross profit as a % of revenues	75.5%	-	76.0%	73.7%		77.3%

Operating expenses
Research and development, net	(5,619)	160	(5,459)	(5,163)	184	(4,979)
Sales and marketing	(19,869)	580	(19,289)	(16,345)	381	(15,964)
General and administrative	(5,729)	1,306	(4,423)	(6,956)	2,670	(4,286)
Other, net	(59)	-	(59)	(171)	0	(171)

Total operating expenses	(31,276)	2,046	(29,230)	(28,635)	3,235	(25,400)

Operating profit	2,512	2,283	4,795	2,437	3,235	7,181
Operating profit as a % of revenues	5.6%		10.7%	5.8%		17.0%

Financing income (expense), net	118	-	118	(175)	-	(175)

Profit before taxes on income	2,630	2,283	4,913	2,262	3,235	7,006
Tax expense	(716)	(128)	(844)	(100)	(679)	(779)

Net Profit	1,914	2,155	4,069	2,162	2,556	6,227

Net loss attributable to non-controlling interest	3	-	3	49	-	49

Net profit attributable to shareholders	$1,917	$2,155	$4,072	$2,211	$2,556	$6,276
Net profit attributable to shareholders as a % of revenues	4.3%		9.1%	5.2%		14.9%

Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.06	$0.06	$0.14	$0.07	$0.04	$0.21
Diluted Earnings attributable to shareholders per Ordinary Share	$0.06	$0.06	$0.13	$0.06	$0.08	$0.20
(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the six months ended June 30, 2010 and 2011
Condensed, in thousands except share and per share data

		YTD 2011			YTD 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$84,742	-	$84,742	$74,231	-	$74,231
Cost of revenues	(20,252)	474	(19,778)	(18,398)	1,509	(16,889)

Gross profit	64,490	474	$64,964	55,833	-	57,342
Gross profit as a % of revenues	76.1%		76.7%	75.2%		77.2%

Operating expenses
Research and development, net	(11,080)	342	(10,738)	(8,940)	267	(8,673)
Sales and marketing	(37,118)	1,222	(35,896)	(31,094)	708	(30,386)
General and administrative	(12,251)	2,700	(9,551)	(12,090)	4,553	(7,537)
Other, net	(76)	-	(76)	(234)	0	(234)

Total operating expenses	(60,525)	4,264	(56,261)	(52,358)	5,528	(46,830)

Operating profit	3,965	4,738	8,703	3,475	5,528	10,512
Operating profit as a % of revenues	4.7%		10.3%	4.7%		14.2%

Financing income, net	22	-	22	803	-	803

Profit before taxes on income	3,987	4,738	8,725	4,278	5,528	11,315
Tax expense	(1,308)	(255)	(1,563)	(229)	(679)	(908)

Net Profit	2,679	4,483	7,162	4,049	4,849	10,407

Net loss (profit) attributable to non-controlling interest	(85)	-	(85)	215	-	215

Net profit attributable to shareholders	$2,594	$4,483	$7,077	$4,264	$4,849	$10,622

Net profit attributable to shareholders as a % of revenues	3.1%		8.4%	5.7%		14.3%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.10	$0.15	$0.26	$0.14	$0.16	$0.36
Diluted Earnings attributable to shareholders per Ordinary Share	$0.08	$0.14	$0.23	$0.14	$0.16	$0.35

(*) See specified items

Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2011	2010
Assets

Current assets
Cash and cash equivalents	$34,816	$34,619
Short-term investments	41,859	51,973
Accounts receivable:
Trade	28,032	27,862
Other	2,955	4,291
Inventories	22,178	19,076
Prepaid expenses	1,824	1,585
Deferred tax assets	1,900	1,638
Advances to suppliers	1,197	441

Total current assets	134,761	141,485

Deposits	1,278	1,212

Assets held for employee severance payments	7,336	6,393

Marketable Securities	14,832	3,873

Non-current Inventory	4,626	5,626

Fixed assets, at cost, less accumulated depreciation	12,843	13,709

Intangible assets, less accumulated amortization	30,567	25,813

Goodwill	24,089	24,089

Total Assets	$230,332	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2011	2010
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$172	$168
Accounts payable:
Trade	6,149	9,125
Other	24,731	26,065
Deferred income	636	788
Total current liabilities	31,688	36,146

Long-term liabilities
Obligation under capital lease, net	166	244
Liability in respect of employees’ severance payments	8,120	7,151
Deferred tax liabilities	5,616	5,871
Total long-term liabilities	13,902	13,266
Total liabilities	45,590	49,412

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 30,334,313 and 29,829,277 shares
issued and fully paid as of June 30, 2011 and
December 31, 2010, respectively)	357	350
Additional paid-in capital	204,275	194,899
Capital reserve	2,051	2,051
Accumulated other comprehensive gain (loss)	(13)	95
Accumulated deficit	(22,113)	(24,707)
Shareholders' equity	184,557	172,688
Non-controlling interest	185	100
Total Equity	184,742	172,788

Total liabilities and equity	$230,332	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
Revenues	$84,742	$74,231	$44,773	$42,134	$157,809

Cost of revenues	(20,252)	(18,398)	(10,985)	(11,062)	(37,629)

Gross profit	64,490	55,833	33,788	31,072	120,180

Operating expenses
Research and development, gross	(11,615)	(9,447)	(5,842)	(5,423)	(21,695)

Government grants	535	507	223	260	1,477
Research and development, net	(11,080)	(8,940)	(5,619)	(5,163)	(20,218)

Sales and marketing	(37,118)	(31,094)	(19,869)	(16,345)	(67,114)
General and administrative	(12,251)	(12,090)	(5,729)	(6,956)	(25,138)
Other, net	(76)	(234)	(59)	(171)	(759)

Total operating expenses	(60,525)	(52,358)	(31,276)	(28,635)	(113,229)

Operating income	3,965	3,475	2,512	2,437	6,951
Financing income (expense), net	22	803	118	(175)	2,599

Income before taxes
on income	3,987	4,278	2,630	2,262	9,550
Income tax expense	(1,308)	(229)	(716)	(100)	(1,362)

Net income	2,679	4,049	1,914	2,162	8,188

Net loss (income) attributable to
non-controlling interest	(85)	215	3	49	290

Net income attributable to
shareholders	$2,594	$4,264	$1,917	$2,211	$8,478

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.09	$0.14	$0.06	$0.07	$0.29

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.08	$0.13	$0.06	$0.07	$0.28

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary share	30,009,592	29,551,276	30,126,138	29,674,785	29,670,842

Weighted average number
of Ordinary Shares used to
compute diluted Earnings
per Ordinary share	31,062,476	30,676,309	31,309,679	30,706,200	30,525,654

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
Cash flows from operating
activities:
Net income	$2,679	$4,049	$1,914	$2,162	$8,188

Adjustments required to
reconcile net income
to net cash provided by
operating activities:
Depreciation and amortization	4,070	4,056	2,072	2,558	7,662
Goodwill impairment	-	-	-	-	20
Changes in deferred tax assets	(262)	373	(236)	167	761
Changes in deferred tax liabilities	(255)	-	(128)	-	(888)
Stock based compensation	4,102	4,405	1,965	2,792	8,482
Loss from disposal
of long term assets	100	292	73	229	739
Other	31	(292)	41	(229)	304
Gain (loss) from trading securities	-	323	-	236	-
Decrease (increase) in
accounts receivable – trade	(170)	2,053	(1,416)	(975)	560
Decrease(increase) in
accounts receivable – other	1,336	(984)	685	(664)	(488)
Decrease (increase) in prepaid expenses	(239)	3	482	562	(23)
Decrease (increase) in
advances to suppliers	(756)	(199)	(824)	(356)	93
Decrease (increase) in
Inventories	(2,102)	2,641	(218)	1,216	2,331
Increase (decrease) in
accounts payable	(4,400)	(5,593)	912	(383)	3,389
Increase (decrease) in
deferred income	(152)	635	(216)	383	554
Net cash provided by
operating activities	$3,982	$11,762	$5,106	$7,698	$31,684

Cash flows from investing
activities:
Purchase of fixed assets and
intangible assets	$(8,058)	$(2,550)	$(759)	$(1,328)	$(5,056)
Deposits	(38)	(27)	(10)	(3)	(6)
Acquisition of Sierra, net of
cash acquired (1)	-	(34,709)	-	291	(34,709)
Changes in short term deposits, net	720	1,990	(4,352)	4,185	(26,830)
Proceeds from sales of
marketable securities	13,212	18,208	4,240	-	25,167
Investments in trading and
marketable securities	(14,910)	(5,591)	(1,762)	(240)	(5,953)
Net cash provided by (used
in) investing activities	$(9,074)	$(22,679)	$(2,643)	$2,905	$(47,387)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
Cash flows from financing
activities:
Principal payments on capital
lease obligation, net	$(82)	$(49)	$(41)	$(15)	$(143)
Proceeds from the issuance
of Ordinary Shares	5,281	3,791	3,432	1,800	4,219

Purchase of shares from a
non-controlling shareholder
in a subsidiary	-	-	-	-	(403)
Net cash provided
by financing activities	5,199	3,742	3,391	1,785	3,673

Effect of exchange rate
changes on cash	90	(227)	40	(307)	191

Increase (decrease) in cash
and cash equivalents	197	(7,402)	5,894	12,081	(11,839)
Cash and cash equivalents
at beginning of period	34,619	46,458	28,922	26,975	46,458

Cash and cash equivalents
at end of period	$34,816	$39,056	$34,816	$39,056	$34,619

Supplementary cash flow
information
Income taxes paid	$1,095	$94	$1,045	$46	$234